UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On January 23, 2018, the Board of Directors (the “Board”) of Akari Therapeutics, Plc (the “Company”) appointed Michael Grissinger and Peter Feldschreiber to the Board, effective immediately, as Class A directors until the 2018 annual meeting of the Company’s shareholders.

Michael Grissinger has spent over 20 years at Johnson & Johnson, where he is currently serving as Vice President – M&A Operations, Divestitures and Immunology Business Development. Over the course of his career at Johnson & Johnson Mr. Grissinger has served in a variety of senior-level management roles including Vice President – Corporate Development, Vice Preseident - Worldwide Pharmaceutical Business Development & Licensing as well as Vice President - M&A. He has led transactions and teams across a broad span of deal-types, geographies, and therapeutic disease areas. In addition, Mr. Grissinger served on the management board of Ortho-McNeil, Johnson & Johnson’s largest operating company. Prior to joining Johnson & Johnson, Mr. Grissinger spent over 10 years in the healthcare industry with Ciba-Geigy, now part of Novartis, and SmithKline Beecham. Mr. Grissinger holds a B.Sc. in Chemistry from Juniata College and an MBA from Temple University-Fox School of Business.

Dr. Peter Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

In connection with their appointment, Mr. Grissinger and Dr. Feldschreiber shall each be entitled to receive (i) cash fees of $38,192 per year for their service on the Board, and (ii) an initial grant of a ten-year stock option to purchase 1,300,000 ordinary shares of the Company (equivalent to 13,000 American Depositary Shares (“ADSs”)) at an exercise price of $0.0347 per share (or $3.47 per ADS), which option shall vest ratably over four years in four equal installments beginning on the one year anniversary of the date of grant, subject to continued service on the Board and subject to acceleration in the case of change of control. In addition, the Company intends to separately retain Mr. Grissinger as a consultant pursuant to which Mr. Grissinger shall be entitled to consulting fees of up to $75,000 per annum.

On January 23, 2018, the Company issued a press release announcing the appointment of Mr. Grissinger and Dr. Feldschreiber. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The information contained in this report and the statement in the first paragraph of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Press Release dated January 23, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ David Horn Solomon
Name:	David Horn Solomon
Chief Executive Officer

Date: January 26, 2018